Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated May 6, 2015 and should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2015 and the audited consolidated financial statements for the year ended December 31, 2014 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended March 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, "adjusted dividends", “net debt”, “netback”, “market capitalization” and “total capitalization”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended March 31
($000s)	2015	2014	% Change
Cash flow from operating activities	398,709	574,136	(31)
Changes in non-cash working capital	28,925	(7,490)	(486)
Transaction costs	943	289	226
Decommissioning expenditures	4,927	13,161	(63)
Funds flow from operations	433,504	580,096	(25)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment to property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on long-term investments. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The Company has previously referred to adjusted net earnings from operations as "operating income".
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($000s)	2015	2014	% Change
Net income (loss)	(46,064)	30,890	(249)
Amortization of E&E undeveloped land	47,237	66,437	(29)
Unrealized derivative (gains) losses	(46,616)	136,184	(134)
Unrealized foreign exchange loss on translation of US dollar senior guaranteed notes	130,700	40,941	219
Unrealized gain on long-term investments	(23,697)	(3,618)	555
Deferred tax relating to adjustments	(33,289)	(64,760)	(49)
Adjusted net earnings from operations	28,271	206,074	(86)

CRESCENT POINT ENERGY CORP.	1

Adjusted dividends is calculated as dividends declared to shareholders less the fair value of the discount on the market value of Crescent Point common shares issued pursuant to the Company's Premium DividendTM and Dividend Reinvestment Plan ("DRIP") and the Share Dividend Plan ("SDP"). Management utilizes adjusted dividends to present the value of dividends declared to shareholders if settled completely in cash.
The following table reconciles dividends declared to shareholders or declared to adjusted dividends:

	Three months ended March 31
($000s)	2015	2014	% Change
Dividends declared to shareholders	317,468	278,276	14
Fair value of discount on market value of shares issued pursuant to DRIP and SDP	(4,848)	-	-
Adjusted dividends	312,620	278,276	12
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:

($000s)	March 31, 2015	December 31, 2014	% Change
Long-term debt (1)	3,599,858	2,943,074	22
Accounts payable and accrued liabilities	673,922	839,228	(20)
Dividends payable	105,315	102,697	3
Cash	(32,229)	(3,953)	715
Accounts receivable	(377,156)	(418,688)	(10)
Prepaids and deposits	(11,323)	(6,519)	74
Long-term investments	(73,575)	(49,878)	48
Excludes:
Equity settled component of dividends payable	(33,263)	(29,806)	12
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(315,746)	(185,046)	71
Net debt	3,535,803	3,191,109	11

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Total capitalization is calculated as market capitalization plus net debt. Total capitalization is used by management to assess the amount of debt leverage used in the Company's capital structure. Refer to the Liquidity and Capital Resources section in this MD&A.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	Three months ended March 31
	2015	2014	% Change
Crude oil and NGL (bbls/d)	140,043	118,987	18
Natural gas (mcf/d)	82,867	69,558	19
Total (boe/d)	153,854	130,580	18
Crude oil and NGL (%)	91	91	-
Natural gas (%)	9	9	-
Total (%)	100	100	-
Production increased by 18 percent in the three months ended March 31, 2015 to 153,854 boe/d from 130,580 boe/d in the same period in 2014, primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the second and third quarters of 2014, partially offset by natural declines. The Company's weighting to oil and NGL's in the first quarter of 2015 remained consistent with the comparative period.
The following is a summary of Crescent Point's production by area:

	Three months ended March 31
Production By Area	2015	2014	% Change
Southeast Saskatchewan and Manitoba	88,576	73,551	20
Southwest Saskatchewan	31,839	29,565	8
United States	21,184	16,075	32
Alberta and West Central Saskatchewan	12,255	11,389	8
Total (boe/d)	153,854	130,580	18
In the three months ended March 31, 2015, the Company drilled 243 (216.5 net) wells, focused primarily in the Viewfield Bakken resource play in southeast Saskatchewan, the Shaunavon resource play in southwest Saskatchewan, the Flat Lake resource play in southeast Saskatchewan and the Uinta Basin resource play in northeast Utah.
Marketing and Prices

	Three months ended March 31
Average Selling Prices (1)	2015	2014	% Change
Crude oil and NGL ($/bbl)	46.82	92.70	(49)
Natural gas ($/mcf)	3.15	5.78	(46)
Total ($/boe)	44.32	87.55	(49)

(1)	The average selling prices reported are before realized derivatives and transportation.

	Three months ended March 31
Benchmark Pricing	2015	2014	% Change
Crude Oil Prices
WTI crude oil (US$/bbl)	48.56	98.62	(51)
WTI crude oil (Cdn$/bbl)	59.95	109.58	(45)
LSB crude oil (Cdn$/bbl) (1)	50.34	98.78	(49)
LSB oil differential (%)	16	10	6
WCS crude oil (Cdn$/bbl) (2)	41.71	83.85	(50)
WCS oil differential (%)	30	23	7
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf)	2.76	5.98	(54)
AECO monthly index natural gas (Cdn$/mcf)	2.95	4.77	(38)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.81	0.90	(10)

(1)	LSB refers to the Light Sour Blend crude oil price.

(2)	WCS refers to the Western Canadian Select crude oil price.
For the three months ended March 31, 2015, the Company's average selling price for oil decreased 49 percent from the same period in 2014, primarily as a result of the 51 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential, partially offset by a weaker Canadian dollar.

CRESCENT POINT ENERGY CORP.	3

While oil differentials typically narrow when the US$ WTI benchmark price falls significantly, in the first quarter of 2015 this was not the case as Crescent Point's corporate oil differential increased to 22 percent, or $13.13 per bbl, compared to 15 percent, or $16.88 per bbl, in the first quarter of 2014. The Cdn$ WTI - LSB differential widened to 16 percent, or $9.61 per bbl, from 10 percent, or $10.80 per bbl, in the same period of 2014. The Cdn$ WTI - WCS differential widened to 30 percent, or $18.24 per bbl, from 23 percent, or $25.73 per bbl, in the same period of 2014.
The Company continues to be exposed to medium and heavy oil differentials due to the Company's growing production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices. The Company is also exposed to Yellow wax crude and Black wax crude oil differentials in the Uinta Basin.
To mitigate against price risks, the Company has an active 3½ year hedging program for Canadian dollar denominated WTI prices and for differentials where applicable. In addition, the Company continues to deliver crude oil through its various rail terminals to provide access to diversified markets and pricing.
The Company's average selling price for gas in the three months ended March 31, 2015 decreased 46 percent from $5.78 per mcf in the first quarter of 2014 to $3.15 per mcf in 2015, primarily as a result of the 54 percent decrease in the AECO daily benchmark price and the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production.
Derivatives
The following is a summary of the realized derivative gain (loss) on oil and gas derivative contracts:

	Three months ended March 31
($000s, except volume amounts)	2015	2014	% Change
Average crude oil volumes hedged (bbls/d) (1)	59,578	64,278	(7)
Crude oil realized derivative gain (loss) (1)	164,268	(55,111)	(398)
per bbl	13.03	(5.15)	(353)
Average natural gas volumes hedged (GJ/d) (2)	29,000	16,000	81
Natural gas realized derivative gain (loss)	2,089	(1,368)	(253)
per mcf	0.28	(0.22)	(227)
Average barrels of oil equivalent hedged (boe/d) (1)	64,159	66,806	(4)
Total realized derivative gain (loss) (1)	166,357	(56,479)	(395)
per boe	12.01	(4.81)	(350)

(1)
In the three months ended March 31, 2014, the crude oil realized derivative loss includes the realized derivative gains on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rate movements on long-term debt are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties. The Company considers these derivative contracts to be an effective means to manage cash flow.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 65 percent, unless otherwise approved by the Board of Directors, net of royalty interest production.
With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point includes the hedging of price differentials as a component of the Company's risk management programs. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded a total realized derivative gain of $166.4 million for the three months ended March 31, 2015 compared to a total realized derivative loss of $56.5 million in the same period in 2014.
The Company's realized derivative gain for oil was $164.3 million for the three months ended March 31, 2015 compared to a realized derivative loss of $55.1 million for the same period in 2014. The realized gain in 2015 is largely attributable to the decrease in the Cdn$ WTI benchmark price, partially offset by a decrease in the Company's average derivative oil price and the decrease in oil volumes hedged. During the three months ended March 31, 2015, the Company's average derivative oil price decreased by 9 percent or $9.46 per bbl, from $100.05 per bbl in 2014 to $90.59 per bbl in 2015.
Crescent Point's realized derivative gain for gas was $2.1 million for the three months ended March 31, 2015 compared to a realized derivative loss of $1.4 million in the same period in 2014. The realized gain in 2015 is largely attributable to the decrease in the AECO monthly index price and the increase in gas volumes hedged as a result of increased production. During the three months ended March 31, 2015, the Company's average derivative gas price remained relatively consistent, increasing slightly from $3.57 per GJ in 2014 to $3.60 per GJ in 2015.

CRESCENT POINT ENERGY CORP.	4

The Company has not designated any of its risk management activities as accounting hedges under International Accounting Standard 39, Financial Instruments: Recognition and Measurement and, accordingly, has recorded its derivatives at fair value.
The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended March 31
($000s)	2015	2014	% Change
Crude oil	(88,205)	(160,931)	(45)
Natural gas	1,558	(11,655)	(113)
Interest	623	1,284	(51)
Power	(497)	135	(468)
Cross currency interest rate	130,138	34,955	272
Cross currency principal	2,601	883	195
Foreign exchange	398	(855)	(147)
Total unrealized derivative gain (loss)	46,616	(136,184)	(134)
The Company recognized a total unrealized derivative gain of $46.6 million for the three months ended March 31, 2015 compared to a total unrealized derivative loss of $136.2 million in the same period in 2014, primarily due to a $130.1 million unrealized derivative gain on Cross Currency Interest Rate Swaps (“CCIRS”) compared to an unrealized gain of $35.0 million in the first quarter of 2014. The unrealized CCIRS derivative gain for the three months ended March 31, 2015 was primarily the result of the weaker forward Canadian dollar at March 31, 2015 compared to December 31, 2014. The unrealized CCIRS derivative gain for the three months ended March 31, 2014 was primarily the result of the weaker forward Canadian dollar at March 31, 2014 compared to December 31, 2013.
The total unrealized derivative gain in the first quarter of 2015 was partially offset by an $88.2 million unrealized derivative loss on crude oil contracts compared to a $160.9 million unrealized derivative loss in the first quarter of 2014. The unrealized oil derivative loss for the three months ended March 31, 2015 is primarily attributable to the maturity of in the money contract months, partially offset by the decrease in the Cdn$ WTI forward benchmark price at March 31, 2015 compared to December 31, 2014. The unrealized oil derivative loss for the three months ended March 31, 2014 was primarily attributable to the increase in the Cdn$ WTI forward benchmark price at March 31, 2014 compared to December 31, 2013.
Revenues

	Three months ended March 31
($000s) (1)	2015	2014	% Change
Crude oil and NGL sales	590,128	992,761	(41)
Natural gas sales	23,505	36,168	(35)
Total oil and gas sales	613,633	1,028,929	(40)

(1)	Revenue is reported before realized derivatives and transportation.
Crude oil and NGL sales decreased 41 percent in the three months ended March 31, 2015, from $992.8 million in 2014 to $590.1 million in 2015, primarily due to the 49 percent decrease in realized prices, partially offset by the 18 percent increase in crude oil and NGL production. The decrease in realized prices is largely a result of the 45 percent decrease in the Cdn$ WTI benchmark price as compared to the first quarter of 2014 and a wider corporate oil differential. The increased production in the first quarter of 2015 is primarily due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the second and third quarters of 2014.
Natural gas sales decreased 35 percent in the three months ended March 31, 2015 compared to the same period in 2014. The decrease is primarily due to the 46 percent decrease in realized natural gas prices, partially offset by the 19 percent increase in natural gas production. The decrease in the realized natural gas price is largely due to the decrease in the AECO daily benchmark price and the impact of NYMEX based pricing received on the Company's Utah and North Dakota gas production. The increased production in the first quarter of 2015 is primarily due to successful drilling in Viewfield and Utah, partially offset by natural declines.
Royalties

	Three months ended March 31
($000s, except % and per boe amounts)	2015	2014	% Change
Royalties	98,333	180,706	(46)
As a % of oil and gas sales	16	18	(2)
Per boe	7.10	15.38	(54)
Royalties decreased 46 percent in the three months ended March 31, 2015 compared to the same period in 2014. The decrease is largely due to the 40 percent decrease in oil and gas sales and the 2 percent decrease in royalties as a percentage of sales.
Royalties as a percentage of sales for the three months ended March 31, 2015 decreased primarily due to the impact of the decrease in benchmark prices on crown royalty formulas.

CRESCENT POINT ENERGY CORP.	5

Operating Expenses

	Three months ended March 31
($000s, except per boe amounts)	2015	2014	% Change
Operating expenses	164,384	147,559	11
Per boe	11.87	12.56	(5)
Operating expenses per boe decreased 5 percent in the three months ended March 31, 2015 compared to the same period in 2014. The decrease was primarily the result of decreased well servicing costs, repairs and maintenance and utility and fuel costs, partially offset by increased chemical costs and property taxes.
Operating expenses increased 11 percent in the three months ended March 31, 2015 compared to the same period in 2014, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and acquisitions completed in the second and third quarters of 2014, partially offset by the decrease in per boe operating expenses as noted above.
Transportation Expenses

	Three months ended March 31
($000s, except per boe amounts)	2015	2014	% Change
Transportation expenses	32,574	25,220	29
Per boe	2.35	2.15	9
Transportation expenses per boe increased 9 percent in the three months ended March 31, 2015 compared to the same period in 2014. The increase was primarily due to higher pipeline tariffs resulting from increased tariff rates and pipeline usage, partially offset by lower trucking costs as a result of the Company's investments in pipeline gathering systems.
Transportation expenses increased 29 percent in the three months ended March 31, 2015 compared to the same period in 2014, primarily as a result of the growth in the Company's production from the successful execution of the drilling and development program and acquisitions completed in the second and third quarters of 2014 and the increase in per boe transportation expenses as noted above.
Netbacks

	Three months ended March 31
	2015			2014
	Crude Oil and NGL ($/bbl)	Natural Gas ($/mcf)	Total ($/boe)	Total ($/boe)	% Change
Average selling price	46.82	3.15	44.32	87.55	(49)
Royalties	(7.64)	(0.27)	(7.10)	(15.38)	(54)
Operating expenses	(12.34)	(1.19)	(11.87)	(12.56)	(5)
Transportation expenses	(2.38)	(0.35)	(2.35)	(2.15)	9
Netback prior to realized derivatives	24.46	1.34	23.00	57.46	(60)
Realized gain (loss) on derivatives	13.03	0.28	12.01	(4.81)	(350)
Netback	37.49	1.62	35.01	52.65	(34)
The Company's netback for the three months ended March 31, 2015 decreased 34 percent to $35.01 per boe from $52.65 per boe in the same period in 2014. The decrease in the Company's netback is primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, and the increase in transportation expenses, partially offset by the realized gain on derivatives and the decrease in royalties and operating expenses.
General and Administrative Expenses

	Three months ended March 31
($000s, except per boe amounts)	2015	2014	% Change
General and administrative costs	29,381	23,070	27
Capitalized	(7,116)	(5,691)	25
Total general and administrative expenses	22,265	17,379	28
Transaction costs	(943)	(289)	226
General and administrative expenses	21,322	17,090	25
Per boe	1.54	1.45	6

CRESCENT POINT ENERGY CORP.	6

General and administrative expenses per boe increased 6 percent in the three months ended March 31, 2015 compared to the same period in 2014, primarily due to increases in rent associated with Crescent Point's corporate office and employee related costs, partially offset by the decrease in information technology costs.
General and administrative expenses increased 25 percent in the three months ended March 31, 2015 compared to the same period in 2014. The increase was primarily due to the growth of the Company and the increase in per boe general and administrative expenses as noted above.
Transactions costs incurred in the three months ended March 31, 2015 relate primarily to minor property acquisitions.
Interest Expense

	Three months ended March 31
($000s, except per boe amounts)	2015	2014	% Change
Interest expense	33,701	21,605	56
Per boe	2.43	1.84	32
Interest expense per boe increased 32 percent in the three months ended March 31, 2015 compared to the same period in 2014, reflecting the Company's higher average debt balance, largely as a result of the growth of the Company, partially offset by a slightly lower effective interest rate.
Interest expense increased 56 percent in the three months ended March 31, 2015 compared to the same period in 2014, primarily due to the Company's higher average debt balance, partially offset by a slightly lower effective interest rate. The higher average debt balance is the result of the Company's growth in production and fluctuations in working capital, including the impact of acquisitions completed in the second and third quarters of 2014.
Crescent Point actively manages exposure to fluctuations in interest rates through interest rate swaps, short term bankers' acceptances and the issuance of long-term fixed rate senior guaranteed notes. Refer to the Derivatives section above for further information.
Foreign Exchange Loss

	Three months ended March 31
($000s)	2015	2014	% Change
Realized
Foreign exchange gain on cross currency interest rate swaps - interest payment	1,127	65	1,634
Foreign exchange gain on cross currency interest rate swaps - principal repayment	8,618	-	-
Foreign exchange loss on settlement of US dollar senior guaranteed notes	(8,618)	-	-
Other foreign exchange gain (loss)	(80)	155	(152)
Unrealized
Foreign exchange loss on translation of US dollar senior guaranteed notes	(130,700)	(40,941)	219
Other foreign exchange loss	(1,016)	(394)	158
Foreign exchange loss	(130,669)	(41,115)	218
The Company has senior guaranteed notes with aggregate principals of US$1.26 billion and Cdn$132.0 million. The Company records unrealized foreign exchange gains or losses on the revaluation of the US denominated senior guaranteed notes and related accrued interest. During the three months ended March 31, 2015, the Company recorded an unrealized foreign exchange loss of $130.7 million on translation of US dollar senior guaranteed notes and accrued interest compared to an unrealized loss of $40.9 million in the same period in 2014. The unrealized losses in the first quarters of 2015 and 2014 are attributable to a weaker Canadian dollar at March 31, 2015 and March 31, 2014, respectively, as compared to December 31, 2014 and December 31, 2013, respectively.
During the three months ended March 31, 2015, the Company realized a foreign exchange gain of $1.1 million on the settlement of the CCIRS associated with interest payments made on the US dollar senior guaranteed notes, compared to a gain of $0.1 million in the same period in 2014. The increased realized gain for the three months ended March 31, 2015 is primarily due to the weaker Canadian dollar in the three months ended March 31, 2015 compared to the same period in 2014.
Share-based Compensation Expense

	Three months ended March 31
($000s, except per boe amounts)	2015	2014	% Change
Share-based compensation costs	26,070	25,949	-
Capitalized	(6,090)	(5,754)	6
Share-based compensation expense	19,980	20,195	(1)
Per boe	1.44	1.72	(16)
During the three months ended March 31, 2015, the Company recorded share-based compensation costs of $26.1 million, consistent with the same period in 2014.

CRESCENT POINT ENERGY CORP.	7

During the three months ended March 31, 2015, the Company capitalized share-based compensation costs of $6.1 million, an increase of 6 percent from the same period in 2014. The increase is primarily the result of the increase in expenses associated with base compensation restricted shares and the slight increase in expenses associated with incentive related awards.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at March 31, 2015, the Company is authorized to issue up to 10,959,290 common shares (March 31, 2014 - 4,854,119 common shares). The Company had 3,386,019 restricted shares outstanding at March 31, 2015 (March 31, 2014 - 3,637,341 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 86,355 DSUs outstanding at March 31, 2015 (March 31, 2014 - 68,181 DSUs outstanding).
Depletion, Depreciation and Amortization

	Three months ended March 31
($000s, except per boe amounts)	2015	2014	% Change
Depletion and depreciation	364,667	307,861	18
Amortization of E&E undeveloped land	47,237	66,437	(29)
Depletion, depreciation and amortization	411,904	374,298	10
Per boe	29.75	31.85	(7)
The Company's depletion, depreciation and amortization (“DD&A”) rate decreased 7 percent to $29.75 per boe for the three months ended March 31, 2015 from $31.85 per boe in the same period in 2014. The decrease is primarily a result of the Company's successful execution of the drilling and completion program and a reduction to the amortization of E&E undeveloped land.
Other Income
The Company recorded other income of $23.7 million in the three months ended March 31, 2015 compared to $3.6 million in the same period in 2014. The other income in the first quarters of 2015 and 2014 is comprised of net unrealized gains on long-term investments.
Taxes

	Three months ended March 31
($000s)	2015	2014	% Change
Current tax expense	-	-	-
Deferred tax recovery	(23,217)	(23,813)	(3)
Current Tax Expense
In the first quarters of 2015 and 2014 the Company recorded current tax expense of nil. Refer to the Company's December 31, 2014 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Recovery
In the three months ended March 31, 2015, the Company recorded a deferred tax recovery of $23.2 million compared to $23.8 million in the same period in 2014. The deferred tax recovery in 2015 relates primarily to the net loss before income taxes and a change in estimate regarding future usable tax pools. The deferred tax recovery in 2014 is primarily due to an increase in expected future tax pools.

CRESCENT POINT ENERGY CORP.	8

Funds Flow, Cash Flow, Adjusted Net Earnings from Operations and Net Income (loss)

	Three months ended March 31
($000s, except per share amounts)	2015	2014	% Change
Funds flow from operations	433,504	580,096	(25)
Funds flow from operations per share - diluted	0.96	1.45	(34)

Cash flow from operating activities	398,709	574,136	(31)
Cash flow from operating activities per share - diluted	0.89	1.44	(38)

Adjusted net earnings from operations	28,271	206,074	(86)
Adjusted net earnings from operations per share - diluted	0.06	0.52	(88)

Net income (loss)	(46,064)	30,890	(249)
Net income (loss) per share - diluted	(0.10)	0.08	(225)
Funds flow from operations decreased to $433.5 million for the three months ended March 31, 2015 from $580.1 million in the same period in 2014 and decreased to $0.96 per share - diluted from $1.45 per share - diluted. The decrease in funds flow from operations is primarily the result of the decrease in the netback, partially offset by the increase in production volumes. The netback decreased due to the decrease in average selling price, largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, and the increase in transportation expenses, partially offset by the realized gain on derivatives and decreases in royalties and operating expenses. Production volumes increased due to the Company's successful drilling and fracture stimulation programs and acquisitions completed in the second and third quarters of 2014. Funds flow from operations per share - diluted decreased in the first quarter of 2015 primarily due to the reasons discussed above and the impact of shares issued through the September 2014 equity offering and the Company's DRIP and SDP.
Cash flow from operating activities decreased 31 percent to $398.7 million for the three months ended March 31, 2015 compared to $574.1 million in the same period in 2014, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted decreased 38 percent to $0.89 per share - diluted in the first quarter of 2015, primarily due to the reasons discussed above and the impact of shares issued through the September 2014 equity offering and the Company's DRIP and SDP.
The Company reported adjusted net earnings from operations of $28.3 million in the three months ended March 31, 2015 compared to $206.1 million in the same period in 2014, primarily as a result of the decrease in funds flow from operations and the increase in depletion expense for the three months ended March 31, 2015 as compared to the same period in 2014, partially offset by the change in deferred taxes. Adjusted net earnings from operations per share - diluted decreased 88 percent to $0.06 per share - diluted in the three months ended March 31, 2015 primarily due to the same reasons discussed above and the impact of shares issued through the September 2014 equity offering and the Company's DRIP and SDP.
The Company reported a net loss of $46.1 million in the three months ended March 31, 2015 compared to net income of $30.9 million in the same period in 2014, primarily as a result of the decrease in funds flow from operations and the increases in foreign exchange loss and depletion, depreciation and amortization expense, partially offset by unrealized derivative gains.
As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IAS 39, Financial Instruments: Recognition and Measurement, and, accordingly, has recorded its derivatives at fair value.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9, Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period which the physical sales occur.
The Company's financial results should be viewed with the understanding that the future gain or loss on financial derivatives is recorded in the current period's results, while the future value of the underlying physical sales is not.

CRESCENT POINT ENERGY CORP.	9

Dividends
The following table provides a reconciliation of dividends:

	Three months ended March 31
($000s, except per share amounts)	2015	2014	% Change
Adjusted dividends	312,620	278,276	12
Fair value of discount on market value of shares issued pursuant to DRIP and SDP	4,848	-	-
Dividends declared to shareholders	317,468	278,276	14

Accumulated dividends, beginning of period	5,930,150	4,755,522	25
Dividends declared to shareholders	317,468	278,276	14
Accumulated dividends, end of period	6,247,618	5,033,798	24

Accumulated dividends per share, beginning of period	28.83	26.07	11
Dividends to shareholders per share	0.69	0.69	-
Accumulated dividends per share, end of period	29.52	26.76	10
The Company maintained monthly dividends of $0.23 per share during the first quarter of 2015.
Dividends increased 14 percent in the three months ended March 31, 2015 compared to the same period in 2014. The increase in dividends relates to an increase in the number of shares outstanding primarily due to the bought deal financing which closed in September 2014, the issuance of shares on the CanEra Energy Corp., Polar Star Canadian Oil and Gas Inc. and T.Bird Oil Ltd. acquisitions and issuances to shareholders pursuant to the DRIP and SDP in lieu of cash dividends.
Crescent Point believes it is well positioned to pay monthly dividends as the Company continues to exploit and develop its resource plays. Crescent Point's risk management strategy minimizes exposure to commodity price volatility and provides a measure of sustainability to dividends through periods of fluctuating market prices.
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At March 31, 2015, the investments are recorded at a fair value of $24.9 million which is $79.0 million less than the original cost of the investments.
Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At March 31, 2015, the investments are recorded at a fair value of $48.7 million which is $18.3 million less than the original cost of the investments.
Reclamation Fund
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund to fund future decommissioning costs and environmental initiatives. At March 31, 2015, the balance in the reclamation fund was $37.9 million, of which $22.8 million is expected to be spent within one year and $15.2 million is expected to be spent beyond one year. There were no contributions to the fund during the first quarter of 2015.
The reclamation fund decreased by $9.9 million during the first quarter of 2015 due to decommissioning and environmental expenditures. The expenditures included $4.9 million related primarily to decommissioning work completed in southeast Saskatchewan and Alberta and $5.0 million related to environmental initiatives completed primarily in Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial and federal targets. Since inception, $147.1 million has been contributed to the reclamation fund and $109.2 million has been spent.
Other Long-Term Assets
At March 31, 2015, other long-term assets consist of $15.2 million related to the balance of the reclamation fund expected to be spent beyond one year and $11.8 million of investment tax credits.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three months ended March 31, 2015, Crescent Point recorded $0.6 million (March 31, 2014 - $0.3 million) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded $0.1 million during the three months ended March 31, 2015 (March 31, 2014 - less than $0.1 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.

CRESCENT POINT ENERGY CORP.	10

Capital Expenditures

	Three months ended March 31
($000s)	2015	2014	% Change
Capital acquisitions (net) (1)	15,580	33,286	(53)
Development capital expenditures	556,780	570,427	(2)
Capitalized administration (2)	7,116	5,691	25
Office equipment (3)	6,699	4,444	51
Total	586,175	613,848	(5)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the three months ended March 31, 2015 for net consideration of $15.6 million ($6.0 million was allocated to PP&E and $9.7 million was allocated to E&E assets, including $0.1 million related to decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures for the three months ended March 31, 2015 were $556.8 million compared to $570.4 million in the same period in 2014. In the first quarter of 2015, 243 (216.5 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended March 31, 2015 included $60.6 million on facilities, land and seismic.
Crescent Point's budgeted capital program for 2015 is $1.45 billion, not including acquisitions. The Company searches for acquisition opportunities that align with strategic parameters and evaluates each prospect on a case-by-case basis.
Goodwill
The Company's goodwill balance as at March 31, 2015 was $251.9 million which is unchanged from December 31, 2014. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Decommissioning Liability
The decommissioning liability increased by $58.8 million during the first quarter of 2015 from $1.0 billion at December 31, 2014 to $1.1 billion at March 31, 2015. The increase relates to $40.9 million due to changes in estimates pertaining to discount rates, $16.8 million in respect of drilling, $5.8 million of accretion expense, $0.1 million due to the revaluation of acquired liabilities and $0.1 million as a result of net capital acquisitions, partially offset by $4.9 million for liabilities settled.
Other Long-Term Liabilities
At March 31, 2015, other long-term liabilities consists of $47.4 million related to a lease inducement and $2.4 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. The non-cash liability will be amortized on a straight-line basis over the term of the lease commencing in June 2015 and extending to June 2030.
Liquidity and Capital Resources

Capitalization Table ($000s, except share, per share, ratio and percent amounts)	March 31, 2015	December 31, 2014
Net debt	3,535,803	3,191,109
Shares outstanding (1)	450,662,153	446,510,210
Market price at end of period (per share)	28.24	26.91
Market capitalization	12,726,699	12,015,590
Total capitalization	16,262,502	15,206,699
Net debt as a percentage of total capitalization	22	21
Annual funds flow from operations	2,261,453	2,408,045
Net debt to funds flow from operations (2)	1.6	1.3

(1)
The shares outstanding balance at March 31, 2015 excludes 1,087,382 common shares issued on April 15, 2015 pursuant to the DRIP and SDP. The shares outstanding balance at December 31, 2014 excludes 1,181,265 common shares issued on January 15, 2015 pursuant to the DRIP and SDP.

(2)
The net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

CRESCENT POINT ENERGY CORP.	11

At March 31, 2015, Crescent Point was capitalized with 78 percent equity compared to 79 percent at December 31, 2014. The Company's net debt to funds flow from operations ratio at March 31, 2015 was 1.6 times, compared to 1.3 times at December 31, 2014. The increase is largely due to the increase in average debt as a result of the Company's development capital expenditures. Crescent Point's long-term target average net debt to 12 month funds flow is approximately 1.0 times.
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes.
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank totaling $3.6 billion. The syndicated unsecured credit facility includes an accordion feature that allows the Company to increase the facility by up to $500.0 million. As at March 31, 2015, the Company had approximately $1.9 billion drawn on bank credit facilities, including $0.5 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.72 billion.
The Company has closed private offerings of senior guaranteed notes raising gross proceeds of US$1.26 billion and Cdn$132.0 million. These notes rank pari passu with the Company's bank credit facilities and are unsecured with original terms of maturity from 5 to 10 years. Concurrent with the issuance of US$1.23 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the amount of the US notes was fixed for purposes of interest and principal repayments at a notional amount of $1.25 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
The Company is in compliance with all debt covenants at March 31, 2015 and the following table lists the financial covenants as at March 31, 2015:

Covenant Description	Maximum Ratio	March 31, 2015
Senior debt to EBITDA (1) (2)	3.5	1.5
Total debt to EBITDA (1) (3)	4.0	1.5
Senior debt to capital (4)	0.55	0.28

(1)
EBITDA is calculated as earnings before interest, taxes, depletion, depreciation and amortization, adjusted for certain non-cash items. EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.
The Company has a successful DRIP and SDP which raised $91.6 million during the three months ended March 31, 2015 (year ended December 31, 2014 - $339.9 million).
Crescent Point's development capital budget for 2015 is $1.45 billion, with average 2015 production forecast at 152,500 boe/d.
Crescent Point's management believes that with the high quality reserve base and development inventory, excellent balance sheet and solid hedging program, the Company is well positioned to meet its planned growth and development targets to continue generating strong operating and financial results through 2015 and beyond.
Shareholders' Equity
At March 31, 2015, Crescent Point had 450.7 million common shares issued and outstanding compared to 446.5 million common shares at December 31, 2014. The increase of 4.2 million common shares relates primarily to shares issued pursuant to the DRIP and SDP.
Crescent Point's total capitalization increased to $16.3 billion at March 31, 2015 compared to $15.2 billion at December 31, 2014, with the market value of the shares at March 31, 2015 representing 78 percent of the total capitalization.
As of the date of this report, the Company had 452,278,866 common shares outstanding.
Subsequent Events
Debt Issuance
On April 22, 2015, the Company closed a private offering of senior guaranteed notes raising gross proceeds of US$250.0 million and Cdn$65.0 million. These notes are unsecured with terms of maturity from 10 to 12 years.

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates
Cdn$65,000	April 22, 2025	3.94%	October 22 and April 22
US$230,000	April 22, 2025	4.08%	October 22 and April 22
US$20,000	April 22, 2027	4.18%	October 22 and April 22

CRESCENT POINT ENERGY CORP.	12

Concurrent with the issuance of the US$250.0 million senior guaranteed notes, the Company entered into a CCIRS with a syndicate of financial institutions. The CCIRS fixes the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of Cdn$316.4 million.

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
April 2015 – April 2025	Swap	230,000,000	4.08	291,065,000	4.13
April 2015 – April 2027	Swap	20,000,000	4.18	25,310,000	4.25
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the three months ended March 31, 2015. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2014.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach for fiscal years beginning on or after January 1, 2017 with earlier adoption permitted. IFRS 15 will be adopted by the Company on January 1, 2017 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	13

Summary of Quarterly Results

	2015	2014				2013
($000s, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales	613,633	930,274	1,103,029	1,147,880	1,028,929	908,637	980,829	845,270

Average daily production
Crude oil and NGLs (bbls/d)	140,043	140,767	128,495	125,344	118,987	115,971	107,332	106,609
Natural gas (mcf/d)	82,867	78,332	76,126	72,143	69,558	70,017	63,785	67,142
Total (boe/d)	153,854	153,822	141,183	137,368	130,580	127,641	117,963	117,799

Net income (loss)	(46,064)	121,359	258,059	98,586	30,890	(13,723)	87,879	72,332
Net income (loss) per share	(0.10)	0.27	0.61	0.24	0.08	(0.03)	0.23	0.19
Net income (loss) per share – diluted	(0.10)	0.27	0.60	0.24	0.08	(0.03)	0.22	0.19

Adjusted net earnings from operations	28,271	(12,424)	178,433	174,580	206,074	150,912	162,819	130,308
Adjusted net earnings from operations per share	0.06	(0.03)	0.42	0.43	0.52	0.38	0.42	0.34
Adjusted net earnings from operations per share – diluted	0.06	(0.03)	0.42	0.43	0.52	0.38	0.42	0.34

Cash flow from operating activities	398,709	651,851	583,084	646,485	574,136	508,090	542,809	463,194
Cash flow from operating activities per share	0.89	1.46	1.37	1.59	1.45	1.29	1.39	1.21
Cash flow from operating activities per share – diluted	0.89	1.46	1.37	1.58	1.44	1.29	1.39	1.20

Funds flow from operations	433,504	572,868	618,393	636,688	580,096	533,310	554,144	504,420
Funds flow from operations per share	0.97	1.29	1.46	1.56	1.46	1.35	1.42	1.32
Funds flow from operations per share – diluted	0.96	1.28	1.45	1.55	1.45	1.35	1.42	1.31

Working capital (deficit) (1)	(251,691)	(433,081)	(326,289)	(219,932)	(391,893)	(406,134)	(318,224)	(227,620)
Total assets	16,910,980	16,467,085	15,887,022	14,901,997	13,165,018	12,736,793	12,526,359	12,357,474
Total liabilities	6,838,750	6,306,196	5,702,181	5,697,718	4,743,291	4,236,720	3,926,421	3,757,823
Net debt	3,535,803	3,191,109	2,774,591	2,836,829	2,309,906	2,077,078	1,887,431	1,825,340
Total long-term derivative liabilities	572	215	73,590	137,083	95,632	25,846	10,305	4,671

Weighted average shares – diluted (thousands)	450,420	446,755	427,075	410,051	399,007	395,277	390,607	385,084

Capital expenditures (2)	586,175	735,909	1,152,204	1,859,697	613,848	510,889	531,880	262,744

Adjusted dividends	312,620	310,461	299,763	286,128	278,276	274,797	271,855	267,033
Dividends declared per share	0.69	0.69	0.69	0.69	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and the non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to increases in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has increased due to a successful drilling program and several business combinations.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, and impairments to property, plant and equipment recorded in the fourth quarters of 2013 and 2014, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions and the Company's development drilling program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to maintain stable monthly dividends.

CRESCENT POINT ENERGY CORP.	14

Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in Crescent Point's internal controls over financial reporting during the first quarter of 2015.
Outlook
Crescent Point's guidance for 2015 is as follows:

Production
Oil and NGL (bbls/d)	140,600
Natural gas (mcf/d)	71,400
Total (boe/d)	152,500
Cash dividends per share ($)	2.76
Capital expenditures (1)
Drilling and completions ($000s)	1,270,000
Facilities, land and seismic ($000s)	180,000
Total ($000s)	1,450,000

(1)	The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2014 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	15

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Marketing and Prices", “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

●	Crescent Point’s 2015 guidance as outlined in the Outlook section and ability to meet planned growth and development targets;	●	Anticipated future operating, abandonment and decommissioning costs;

●	Pay monthly dividends;	●	Estimated future usable tax pools and anticipated
●	The anticipated impact of the use of financial commodity derivatives and fixed differential physical contracts on the stability of cashflows;		taxability;
		●	Long-term target average net debt to 12 month funds flow of approximately 1.0 times; and
●	Meeting planned capital and development targets and continue to generate strong operating and financial results;	●	Expected tax horizon.

All of the material assumptions underlying these statements are noted in the "Marketing and Prices", “Dividends”, “Capital Expenditures”, Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates” and “Outlook” sections of this report.
The following are examples of references to forward-looking information:

●	Volume and product mix of Crescent Point's oil and gas production;	●	Future results from operations and operating metrics;
●	Future oil and gas prices in respect of Crescent Point's commodity risk management programs;	●	Future development, exploration and other expenditures;
●	The amount and timing of future decommissioning liabilities;	●	Future costs, expenses and royalty rates;
●	Future liquidity and financial capacity;	●	Future tax rates; and
●	Future interest rates and exchange rates;	●	The Company's tax pools.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	16

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	17

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Mark Eade
Corporate Secretary
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	18